
OLD MUTUAL®
Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

June 30, 2008

Old Mutual VA Asset Allocation Conservative Portfolio
Old Mutual VA Asset Allocation Balanced Portfolio
Old Mutual VA Asset Allocation Moderate Growth Portfolio

TABLE OF CONTENTS

About This Report   1

Message to Shareholders   2

Portfolio Summary and Schedules of Investments

    Old Mutual VA Asset Allocation Conservative Portfolio
      Initial Class (OVCIX), Service Class (OVCSX)   3

    Old Mutual VA Asset Allocation Balanced Portfolio
      Initial Class (OVBIX), Service Class (OVBSX)   5

    Old Mutual VA Asset Allocation Moderate Growth Portfolio
      Initial Class (OVMIX), Service Class (OVMSX)   7

Statements of Assets & Liabilities   9

Statements of Operations   10

Statements of Changes in Net Assets   11

Financial Highlights   12

Notes to Financial Statements   13

Proxy Voting and Portfolio Holdings   26

Portfolio Expenses Example   27

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Portfolio's per-share price and assume the reinvestment of any dividends and capital gain distributions. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. In addition, performance results for short periods of time may not be representative of longer term results. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

The Portfolios are only available through certain variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. The Portfolios' performance does not reflect the fees and expenses associated with the variable insurance products. Early withdrawal from the variable insurance products may result in tax penalties as well as sales charges assessed by the variable annuity provider.

PORTFOLIO DATA

This report reflects views, opinions, and Portfolio holdings as of June 30, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Portfolio. Opinions and forecasts regarding industries, companies and/or themes, and Portfolio composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of June 30, 2008 are included in a Portfolio's Schedule of Investments. There is no assurance that the securities purchased will remain in a Portfolio or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment. An investment in a Portfolio is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging a Portfolio's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. A Portfolio may significantly differ in holdings and composition from an index and individuals cannot invest directly in an index.

Indexes:

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

The unmanaged Russell 3000® Value Index measures the performance of those Russell 3000® Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000® Value or the Russell 2000® Value Indexes.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the semi-annual period ended June 30, 2008. The first quarter of the period was trying for investors as every major domestic equity index traded lower. With market volatility higher and investor sentiment biased toward risk aversion, companies with the highest earnings growth prospects fared the worst during the quarter. The second quarter began with a strong rally propelling all the major indices higher. The rally was short-lived, however, as surging crude oil prices, declining consumer confidence and ailing financial firms continued to fuel broad concerns about the economy and profits. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. During the period, U.S. stocks, as measured by the S&P 500 Index, declined by (11.91)%. The broad market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (9.04)% and (13.28)%, respectively. Overall, the period was one where growth stock indexes outperformed value-oriented indexes on a relative basis, while mid-cap stocks outperformed large and small cap peers.

The downturn in the housing market and dislocation in the mortgage market that contributed to the sharp increase in volatility in the latter half of 2007 continued throughout the first six months of 2008. The decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments led to a credit crunch that severely disrupted all markets in March. Sagging home prices, uncertainty in the labor markets, decelerating wage growth and high gas prices brought consumer confidence down to a level not seen in decades. Overall, concerns about the U.S. economy and the credit crunch caused a major downturn in stock prices regardless of the individual company's fundamentals. Against this backdrop, Old Mutual VA Asset Allocation Portfolios produced results during the period that were generally in-line with the returns of their respective benchmarks.

Despite this challenging environment, there are several reasons to remain cautiously optimistic as we look forward into the rest of 2008 and beyond. While the markets in the short term continue to be driven by momentum, we believe the next six to twelve months may show a rotation back to long ignored equities with solid cash balances, reasonable debt levels, and good growth prospects. We are focusing our attention on companies we believe will do well regardless of the headlines in the paper.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual VA Asset Allocation Portfolios. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

OLD MUTUAL VA ASSET ALLOCATION CONSERVATIVE PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

Old Mutual Dwight Intermediate Fixed Income Fund	26.6%
Old Mutual Barrow Hanley Core Bond Fund	26.1%
Old Mutual International Bond Fund	9.1%
Old Mutual TS&W Mid-Cap Value Fund	7.6%
Old Mutual Dwight High Yield Fund	7.2%
Old Mutual Advantage Growth Fund	7.0%
Old Mutual International Equity Fund	6.4%
Old Mutual Barrow Hanley Value Fund	2.5%
Old Mutual Provident Mid-Cap Growth Fund	2.3%
Old Mutual Analytic U.S. Long/Short Fund	1.8%
As a % of Total Portfolio Investments	96.6%

Asset Class Weightings as of June 30, 2008 — % of Total Portfolio Investments



Value-Mid Cap (8%)
Value (5%)
Market Neutral-Equity (2%)
International Equity (6%)
Growth-Mid Cap (2%)
Growth (7%)
Cash Equivalents (1%)
Government/Corporate (69%)

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds (1) — 100.0%		
Government/Corporate — 69.8%		
Old Mutual Barrow Hanley Core Bond Fund	140,504	$ 1,400
Old Mutual Dwight High Yield Fund	40,895	386
Old Mutual Dwight Intermediate Fixed Income Fund	142,078	1,429
Old Mutual International Bond Fund	47,404	492
Total Government/Corporate		3,707
Growth — 7.0%		
Old Mutual Advantage Growth Fund*	40,813	374
Total Growth		374
Growth-Mid Cap — 2.3%		
Old Mutual Provident Mid-Cap Growth Fund*	12,491	122
Total Growth-Mid Cap		122
International Equity — 6.5%		
Old Mutual International Equity Fund	28,957	343
Total International Equity		343
Market Neutral-Equity — 1.8%		
Old Mutual Analytic U.S. Long/Short Fund	7,307	95
Total Market Neutral-Equity		95
Value — 4.2%		
Old Mutual Barrow Hanley Value Fund	21,564	136
Old Mutual Focused Fund	4,150	90
Total Value		226
Value-Mid Cap — 8.4%		
Old Mutual Mid-Cap Fund	3,636	38
Old Mutual TS&W Mid-Cap Value Fund	44,061	410
Total Value-Mid Cap		448
Total Affiliated Mutual Funds (Cost $5,386)		5,315
Money Market Fund — 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	56,301	56
Total Money Market Fund (Cost $56)		56
Total Investments — 101.1% (Cost $5,442)		5,371
Other Assets and Liabilities, Net — (1.1)%		(61)
Total Net Assets — 100.0%		$ 5,310

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$5,371
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$5,371

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL VA ASSET ALLOCATION BALANCED PORTFOLIO

PORTFOLIO SUMMARY (UNAUDITED)

Top Ten Holdings as of June 30, 2008

Old Mutual Barrow Hanley Core Bond Fund	14.9%
Old Mutual Dwight Intermediate Fixed Income Fund	12.2%
Old Mutual International Equity Fund	12.0%
Old Mutual Advantage Growth Fund	10.5%
Old Mutual TS&W Mid-Cap Value Fund	8.8%
Old Mutual Barrow Hanley Value Fund	6.0%
Old Mutual International Bond Fund	5.6%
Old Mutual Analytic U.S. Long/Short Fund	4.2%
Old Mutual Clay Finlay Emerging Markets Fund	4.1%
Old Mutual Discover Value Fund	4.1%
As a % of Total Portfolio Investments	82.4%

Asset Class Weightings as of June 30, 2008 — % of Total Portfolio Investments



Aggressive Growth (3%)
Cash Equivalents (1%)
Value-Small Cap (4%)
Emerging Market-Equity (4%)
Value-Mid Cap (10%)
Value (10%)
Government/Corporate (37%)
Sector Fund-Real Estate (1%)
Market Neutral-Equity (4%)
International Equity (12%)
Growth-Mid Cap (3%)
Growth (11%)

SCHEDULE OF INVESTMENTS

AS OF JUNE 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds (1) — 100.5%		
Aggressive Growth — 2.7%		
Old Mutual Developing Growth Fund*	9,309	$ 139
Total Aggressive Growth		139
Emerging Market-Equity — 4.2%		
Old Mutual Clay Finlay Emerging Markets Fund	13,916	217
Total Emerging Market-Equity		217
Government/Corporate — 37.6%		
Old Mutual Barrow Hanley Core Bond Fund	78,799	785
Old Mutual Dwight High Yield Fund	22,856	216
Old Mutual Dwight Intermediate Fixed Income Fund	63,985	644
Old Mutual International Bond Fund	28,214	293
Total Government/Corporate		1,938
Growth — 10.7%		
Old Mutual Advantage Growth Fund*	60,518	554
Total Growth		554
Growth-Mid Cap — 3.1%		
Old Mutual Provident Mid-Cap Growth Fund*	16,622	162
Total Growth-Mid Cap		162
International Equity — 12.2%		
Old Mutual International Equity Fund	52,954	627
Total International Equity		627
Market Neutral-Equity — 4.2%		
Old Mutual Analytic U.S. Long/ Short Fund	16,793	219
Total Market Neutral-Equity		219
Sector Fund-Real Estate — 0.9%		
Old Mutual Heitman REIT Fund	5,629	48
Total Sector Fund-Real Estate		48
Value — 9.9%		
Old Mutual Barrow Hanley Value Fund	49,882	315
Old Mutual Focused Fund	8,925	194
Total Value		509
Value-Mid Cap — 10.8%		
Old Mutual Mid-Cap Fund	8,695	92
Old Mutual TS&W Mid-Cap Value Fund	49,618	462
Total Value-Mid Cap		554

Description	Shares	Value (000)
Value-Small Cap — 4.2%		
Old Mutual Discover Value Fund*	23,534	$ 216
Total Value-Small Cap		216
Total Affiliated Mutual Funds (Cost $5,285)		5,183
Money Market Fund — 1.4%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	71,759	72
Total Money Market Fund (Cost $72)		72
Total Investments — 101.9% (Cost $5,357)		5,255
Other Assets and Liabilities, Net — (1.9)%		(98)
Total Net Assets — 100.0%		$ 5,157

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$5,255
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$5,255

The accompanying notes are an integral part of the financial statements.

Old Mutual VA Asset Allocation Moderate Growth Portfolio

Portfolio Summary (Unaudited)

Top Ten Holdings as of June 30, 2008	
Old Mutual International Equity Fund	18.3%
Old Mutual Advantage Growth Fund	16.2%
Old Mutual TS&W Mid-Cap Value Fund	9.3%
Old Mutual Barrow Hanley Core Bond Fund	8.8%
Old Mutual Barrow Hanley Value Fund	8.3%
Old Mutual Analytic U.S. Long/Short Fund	6.4%
Old Mutual Discover Value Fund	5.7%
Old Mutual Dwight Intermediate Fixed Income Fund	4.2%
Old Mutual Developing Growth Fund	4.1%
Old Mutual Focused Fund	4.0%
As a % of Total Portfolio Investments	85.3%

Asset Class Weightings as of June 30, 2008 — % of Total Portfolio Investments


Aggressive Growth (4%)
Cash Equivalents (1%)
Emerging Market-Equity (3%)
Value-Small Cap (6%)
Value-Mid Cap (11%)
Government/Corporate (15%)
Value (12%)
Sector Fund-Real Estate (4%)
Growth (16%)
Market Neutral-Equity (7%)
Growth-Mid Cap (3%)
International Equity (18%)

Schedule of Investments

As of June 30, 2008 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds (1) — 100.2%		
Aggressive Growth — 4.2%		
Old Mutual Developing Growth Fund*	15,155	$ 227
Total Aggressive Growth		227
Emerging Market-Equity — 3.0%		
Old Mutual Clay Finlay Emerging Markets Fund	10,431	163
Total Emerging Market-Equity		163
Government/Corporate — 15.4%		
Old Mutual Barrow Hanley Core Bond Fund	48,856	486
Old Mutual Dwight Intermediate Fixed Income Fund	23,270	234
Old Mutual International Bond Fund	11,563	120
Total Government/Corporate		840
Growth — 16.4%		
Old Mutual Advantage Growth Fund*	97,582	893
Total Growth		893
Growth-Mid Cap — 3.3%		
Old Mutual Provident Mid-Cap Growth Fund*	18,522	180
Total Growth-Mid Cap		180
International Equity — 18.5%		
Old Mutual International Equity Fund	85,204	1,010
Total International Equity		1,010
Market Neutral-Equity — 6.5%		
Old Mutual Analytic U.S. Long/Short Fund	27,164	354
Total Market Neutral-Equity		354
Sector Fund-Real Estate — 3.5%		
Old Mutual Heitman REIT Fund	22,177	190
Total Sector Fund-Real Estate		190
Value — 12.4%		
Old Mutual Barrow Hanley Value Fund	72,095	456
Old Mutual Focused Fund	10,166	221
Total Value		677
Value-Mid Cap — 11.3%		
Old Mutual Mid-Cap Fund	9,509	100
Old Mutual TS&W Mid-Cap Value Fund	55,072	513
Total Value-Mid Cap		613

Description	Shares	Value (000)
Value-Small Cap — 5.7%		
Old Mutual Discover Value Fund*	34,062	$ 313
Total Value-Small Cap		313
Total Affiliated Mutual Funds (Cost $5,599)		5,460
Money Market Fund — 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.780% (A)	59,600	60
Total Money Market Fund (Cost $60)		60
Total Investments — 101.3% (Cost $5,659)		5,520
Other Assets and Liabilities, Net — (1.3)%		(73)
Total Net Assets — 100.0%		$ 5,447

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of June 30, 2008.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of June 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$5,520
Level 2 – other significant observable inputs	—
Level 3 – significant unobservable inputs	—
Total	$5,520

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

As of June 30, 2008 (Unaudited)

	Old Mutual VA Asset Allocation Conservative Portfolio	Old Mutual VA Asset Allocation Balanced Portfolio	Old Mutual VA Asset Allocation Moderate Growth Portfolio
Assets:			
Investment in Affiliated Funds, at cost	$ 5,386	$ 5,285	$ 5,599
Investments in Unaffiliated Funds, at cost	56	72	60
Investment in Affiliated Funds, at value	$ 5,315	$ 5,183	$ 5,460
Investments in Unaffiliated Funds, at value	56	72	60
Receivable for Dividends and Interest	14	7	3
Receivable from Investment Advisor	10	12	13
Other Assets	2	—	—
Total Assets	5,397	5,274	5,536
Liabilities:			
Payable for Investment Securities Purchased	14	7	3
Payable for Management Fees	5	5	7
Payable to Custodian	—	—	1
Accrued Expenses	68	105	78
Total Liabilities	87	117	89
Net Assets	$ 5,310	$ 5,157	$ 5,447
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 5,176	$ 5,178	$ 5,743
Undistributed Net Investment Income	78	54	28
Accumulated Net Realized Loss on Investments	127	27	(185)
Net Unrealized Depreciation on Investments	(71)	(102)	(139)
Net Assets	$ 5,310	$ 5,157	$ 5,447
Net Assets - Initial Class	$ 5,155	$ 4,990	$ 4,953
Net Assets - Service Class	$ 155	$ 167	$ 494
Outstanding Shares of Beneficial Interest - Initial Class	501,663	500,236	496,382
Outstanding Shares of Beneficial Interest - Service Class	15,226	16,807	50,285
Net Asset Value, Offering and Redemption Price Per Share - Initial Class^	$ 10.28	$ 9.98	$ 9.98
Net Asset Value, Offering and Redemption Price Per Share - Service Class^	$ 10.20	$ 9.92	$ 9.83

^ Net Assets Divided by shares may not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statements of Operations (000)

<small>For the Six-Month Period Ended June 30, 2008 (Unaudited)</small>

	Old Mutual VA Asset Allocation Conservative Portfolio	Old Mutual VA Asset Allocation Balanced Portfolio	Old Mutual VA Asset Allocation Moderate Growth Portfolio
Investment Income:			
Dividends from Affiliated Funds	$ 41	$ 25	$ 14
Dividends	10	17	28
Interest	48	27	8
Less: Foreign Taxes Withheld	(1)	—	(1)
Total Investment Income	98	69	49
Expenses:			
Management Fees	14	15	20
Distribution Fees	—	—	2
Administration Fees	3	2	3
Custodian Fees	6	18	10
Trustess' Fees	—	—	—
Professional Fees	16	16	18
Printing Fees	5	5	5
Transfer Agent Fees	10	10	10
Pricing Fees	14	17	14
Insurance Expense	5	5	5
Other Expenses	—	1	1
Total Expenses	73	89	88
Less:			
Waiver of Management Fees	(14)	(15)	(20)
Reimbursement of Other Expenses by Advisor	(42)	(58)	(46)
Net Expenses	17	16	22
Net Investment Income	81	53	27
Net Realized Gain (Loss) from Investment Transactions	123[1]	23[1]	(158)[1]
Net Realized Gain on Foreign Currency Transactions	2	2	—
Net Change in Unrealized Depreciation on Investments	(292)	(408)	(471)
Net Change in Unrealized Depreciation on Foreign Currency Transactions	(3)	(2)	(1)
Net Realized and Unrealized Loss on Investments	(170)	(385)	(630)
Decrease in Net Assets Resulting from Operations	$ (89)	$(332)	$ (603)

[1] Includes net realized gains recognized by the Old Mutual VA Asset Allocation Conservative Portfolio, Old Mutual VA Asset Allocation Balanced Portfolio and Old Mutual VA Asset Allocation Moderate Growth Portfolio of $163, $167 and $176, respectively, as a result of the transaction to change from a "fund of managers" structure to a "fund of funds" structure. See Note 1.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual VA Asset Allocation Conservative Portfolio		Old Mutual VA Asset Allocation Balanced Portfolio		Old Mutual VA Asset Allocation Moderate Growth Portfolio	
	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07	1/1/08 to 6/30/08 (Unaudited)	1/1/07 to 12/31/07
Investment Activities:						
Net Investment Income	$ 81	$ 162	$ 53	$ 109	$ 27	$ 83
Net Realized Gain (Loss) from Investments and Foreign Currency Transactions	125	(38)	25	5	(158)	10
Net Change in Unrealized Appreciation (Depreciation) on Investments and Foreign Currency Transactions	(295)	224	(410)	308	(472)	333
Net Increase (Decrease) in Net Assets Resulting from Operations	(89)	348	(332)	422	(603)	426
Dividends and Distributions to Shareholders From:						
Net Investment Income:						
Initial Class	—	(108)	—	(74)	—	(36)
Service Class	—	(4)	—	(2)	—	(37)
Net Realized Gains from Investment Transactions:						
Initial Class	—	(13)	—	(34)	—	(33)
Service Class	—	—	—	(1)	—	(13)
Total Dividends and Distributions	—	(125)	—	(111)	—	(119)
Capital Share Transactions:						
Initial Class						
Shares Issued	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	121	—	108	—	69
Shares Redeemed	—	—	—	—	—	—
Total Initial Class Capital Share Transactions	—	121	—	108	—	69
Service Class						
Shares Issued	—	53	49	22	424	2,111
Shares Issued upon Reinvestment of Distributions	—	4	—	3	—	50
Shares Redeemed	(2)	—	(3)	(1)	(1,906)	(5)
Total Service Class Capital Share Transactions	(2)	57	46	24	(1,482)	2,156
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(2)	178	46	132	(1,482)	2,225
Total Increase (Decrease) in Net Assets	(91)	401	(286)	443	(2,085)	2,532
Net Assets:						
Beginning of Period	5,401	5,000	5,443	5,000	7,532	5,000
End of Period	$5,310	$5,401	$ 5,157	$ 5,443	$ 5,447	$7,532
Undistributed Net Investment Income/ (Accumulated Net Investment Loss)	$ 78	$ (3)	$ 54	$ 1	$ 28	$ 1
Shares Issued and Redeemed:						
Initial Class						
Shares Issued	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	12	—	10	—	6
Shares Redeemed	—	—	—	—	—	—
Total Initial Class Share Transactions	—	12	—	10	—	6
Service Class						
Shares Issued	—	5	5	2	43	186
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	5
Shares Redeemed	—	—	—	—	(193)	—
Total Service Class Share Transactions	—	5	5	2	(150)	191
Net Increase (Decrease) in Shares Outstanding	—	17	5	12	(150)	197

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Financial Highlights

For a Share Outstanding Throughout the Fiscal Year or Period Ended December 31, (Unless Otherwise Noted) and for the Six-Month Period Ended June 30, 2008 (Unaudited)

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gains (Losses) on Securities	Total From Operations	Dividends From Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets[2]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[2]	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Old Mutual VA Asset Allocation Conservative Portfolio														
Initial Class														
2008	$10.45	$0.16	$(0.33)	$(0.17)	$ —	$ —	$ —	$10.28	(1.63)%[†]	$5,155	0.64%**	2.65%**	3.07%**	37.48%[†]
2007*	10.00	0.32	0.38	0.70	(0.22)	(0.03)	(0.25)	10.45	6.99%	5,241	1.00%	3.80%	3.13%	101.66%
Service Class														
2008	$10.38	$0.14	$(0.32)	$(0.18)	$ —	$ —	$ —	$10.20	(1.73)%[†]	$ 155	0.89%**	7.69%**	2.82%**	37.48%[†]
2007*	10.00	0.30	0.37	0.67	(0.26)	(0.03)	(0.29)	10.38	6.69%	160	1.25%	16.97%	2.89%	101.66%
Old Mutual VA Asset Allocation Balanced Portfolio														
Initial Class														
2008	$10.62	$0.10	$(0.74)	$(0.64)	$ —	$ —	$ —	$ 9.98	(6.03)%[†]	$4,990	0.62%**	3.29%**	2.05%**	43.62%[†]
2007*	10.00	0.22	0.62	0.84	(0.15)	(0.07)	(0.22)	10.62	8.42%	5,313	1.05%	4.68%	2.08%	103.09%
Service Class														
2008	$10.57	$0.09	$(0.74)	$(0.65)	$ —	$ —	$ —	$ 9.92	(6.15)%[†]	$ 167	0.86%**	8.26%**	1.84%**	43.62%[†]
2007*	10.00	0.19	0.63	0.82	(0.18)	(0.07)	(0.25)	10.57	8.17%	130	1.30%	17.70%	1.82%	103.09%
Old Mutual VA Asset Allocation Moderate Growth Portfolio														
Initial Class														
2008	$10.86	$0.04	$(0.92)	$(0.88)	$ —	$ —	$ —	$ 9.98	(8.10)%[†]	$4,953	0.59%**	2.48%**	0.86%**	56.16%[†]
2007*	10.00	0.16	0.84	1.00	(0.07)	(0.07)	(0.14)	10.86	10.01%	5,392	1.05%	4.49%	1.48%	82.26%
Service Class														
2008	$10.71	$0.03	$(0.91)	$(0.88)	$ —	$ —	$ —	$ 9.83	(8.22)%[†]	$ 494	1.08%**	3.63%**	0.58%**	56.16%[†]
2007*	10.00	0.13	0.84	0.97	(0.19)	(0.07)	(0.26)	10.71	9.70%	2,140	1.30%	7.72%	1.24%	82.26%

[1] Per share amounts for the year or period are calculated based on average outstanding shares.

[2] Ratio does not include expenses of the underlying funds.

* Portfolios commenced operations on December 29, 2006.

** Ratios for periods of less than one year have been annualized.

[†] Total return and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the period.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of June 30, 2008 (Unaudited)

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust effective May 27, 2004, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers fifteen series portfolios, three of which are covered by this Semi-Annual Report: the Old Mutual VA Asset Allocation Conservative Portfolio (the "VA Conservative Portfolio"), the Old Mutual VA Asset Allocation Balanced Portfolio (the "VA Balanced Portfolio") and the Old Mutual VA Asset Allocation Moderate Growth Portfolio (the "VA Moderate Growth Portfolio") (each also referenced herein as a "Portfolio", and collectively the "Portfolios"). The Portfolios commenced operations on December 29, 2006. The Trust's other series portfolios, whose financial statements are presented separately, are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio, the Old Mutual Analytic Defensive Equity Fund, the Old Mutual Analytic Global Defensive Equity Fund, the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund, the Old Mutual International Bond Fund, the Old Mutual Provident Mid-Cap Growth Fund and the Old Mutual Copper Rock Emerging Growth Fund. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual Analytic VA Defensive Equity Portfolio and the Old Mutual Analytic VA Global Defensive Equity Portfolio; however, these portfolios are not currently offered.

Shareholders may purchase shares of the Portfolios through two separate classes, the Initial Class and Service Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Portfolio represents an equal proportionate interest in that Portfolio. Each Portfolio is classified as a diversified management investment company. The Portfolios' prospectuses provide a description of each Portfolio's investment objective, policies and investment strategies. Each Portfolio is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by life insurance companies.

Prior to April 7, 2008, each Portfolio was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective April 7, 2008, each Portfolio is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by Old Mutual Capital, Inc., the Portfolio's investment adviser. In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Portfolios expect to invest their assets among equity and fixed income funds in the following ranges:

Equity Fund Allocation: 20-40%

Fixed Income Fund Allocation: 60-80%

On April 7, 2008, the Portfolios exchanged all of the investment securities and cash held in the Portfolios within each mandate, for Institutional Class shares of underlying funds with similar investment objectives. A brief description of each of the underlying funds that the Portfolios currently invest in is as follows.

Old Mutual Advantage Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of medium and large-cap companies with favourable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution, and strong competitive advantages.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Lehman Brothers U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Clay Finlay Emerging Markets Fund seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities issued by companies in emerging market countries. The fund normally emphasizes equity securities in its portfolio. Equity securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks, depository receipts, rights, and warrants. The fund normally invests in at least 6 emerging market countries, and will not invest more than 35% of its assets in securities of issuers in any one emerging country. The fund may also invest up to 20% of its assets in debt securities of corporate and government emerging country issuers and in equity and debt securities of corporate issuers and debt securities of corporate and government issuers in developing countries.

Old Mutual Developing Growth Fund seeks long-term capital growth. To pursue this objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with growth characteristics at the time of purchase.

Old Mutual Discover Value Fund seeks to provide investors with long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its assets in equity securities of small-cap companies with value characteristics. The fund may also invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in foreign securities. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-advisor seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers U.S. Corporate High Yield Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small, medium and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management,financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Bond Fund seeks high total return and, when consistent with total return, income. To pursue its objective, the fund normally invests in fixed income securities of foreign government and corporate issuers. Those fixed income securities, referred to as "bonds," generally include long-term and short-term government bonds, participation interests in loans, corporate debt obligations, "structured" notes, and other debt obligations. The Fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in "bonds" and invests in at least three countries other than the United States.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Mid-Cap Fund seeks above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the S&P MidCap 400® Index.

Old Mutual Provident Mid-Cap Growth Fund seeks to provide investors long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of mid-cap companies with favorable growth prospects. For purposes of the fund, mid-cap companies are those companies with market capitalizations within the range of companies in the Russell MidCap® Growth Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index.

In the normal course of business, the Portfolios may enter into various agreements that provide for general indemnifications. Each Portfolio's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Portfolio.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Portfolios.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. The prospectuses for the underlying funds explain the procedures for determining the market value of securities in their portfolios and the circumstances under which the underlying funds may use fair value pricing and its effects. Investment securities of a Portfolio that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee"). Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment adviser, Old Mutual Capital, Inc. (the "Adviser") determines that use of another fair valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Notes to Financial Statements — continued

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Portfolios are declared at least annually, if available. Distributions of net realized capital gains, for each Portfolio, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — Prior to transitioning to a "fund of funds" structure, the Portfolios may have been subject to taxes imposed by countries in which they invested with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolios accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — Prior to transitioning to a "fund of funds" structure, some of the Portfolios entered into forward foreign currency contracts as hedges against specific transactions, portfolio positions or anticipated portfolio positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Portfolios realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Portfolios could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Schedule of Investments.

Investments in Real Estate Investment Trusts ("REIT") — Prior to transitioning to a "fund of funds" structure, some of the Portfolios invested in REITs. Dividend income is recorded based on the income included in distributions received from REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

TBA Purchase Commitments — Prior to transitioning to a "fund of funds" structure, some of the Portfolios entered into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Portfolio's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — Prior to transitioning to a "fund of funds" structure, some of the Portfolios entered into mortgage dollar rolls (principally using TBAs) in which each Portfolio sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Portfolio accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Portfolio must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Portfolio is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

 (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

 (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Portfolios report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — Prior to transitioning to a "fund of funds" structure, some of the Portfolios utilized futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Portfolios will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Portfolios each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Portfolios record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Portfolio's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Portfolios could lose more than the original margin deposit required to initiate the futures transaction.

Options — Prior to transitioning to a "fund of funds" structure, some of the Portfolios had written or purchased financial options contracts primarily to hedge against changes in security prices, or securities that the Portfolios intend to purchase, and against fluctuations in fair value caused by changes in prevailing market interest rates. When the Portfolios write or purchase an option, an amount equal to the premium received or paid by the Portfolios is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Portfolios on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Portfolios have realized a gain or a loss on investment transactions. The Portfolios, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — Prior to transitioning to a "fund of funds" structure, some of the Portfolios invested directly in CMOs. CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Other — Expenses that are directly related to one of the Portfolios are charged directly to that Portfolio. Other operating expenses are prorated to the Portfolios on the basis of relative net assets. Class specific expenses, such as distribution fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Portfolio are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Portfolio, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statement of Operations and are not included in the ratios to average net assets shown in the financial highlights.

The Portfolios have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK) Limited, which is, in turn, a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Portfolios and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Portfolio. Prior to April 7, 2008, the Adviser was paid as follows (under the "fund of managers" structure):

	Management Fee	Asset Level
Old Mutual VA Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	Between $1 billion – $2 billion
	0.800%	Between $2 billion – $3 billion
	0.775%	Greater than $3 billion
Old Mutual VA Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	Between $1 billion – $2 billion
	0.850%	Between $2 billion – $3 billion
	0.825%	Greater than $3 billion
Old Mutual VA Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	Between $1 billion – $2 billion
	0.850%	Between $2 billion – $3 billion
	0.825%	Greater than $3 billion

Effective April 7, 2008, the Adviser is paid the following rate (under the "fund of funds" structure):

	Management Fee	Asset Level
Old Mutual VA Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	Between $1 billion – $2 billion
	0.150%	Between $2 billion – $3 billion
	0.125%	Greater than $3 billion
Old Mutual VA Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	Between $1 billion – $2 billion
	0.150%	Between $2 billion – $3 billion
	0.125%	Greater than $3 billion
Old Mutual VA Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	Between $1 billion – $2 billion
	0.200%	Between $2 billion – $3 billion
	0.175%	Greater than $3 billion

At June 30, 2008, the Adviser owns 99%, 99% and 93% of the VA Conservative Portfolio, VA Balanced Portfolio and the VA Moderate Growth Portfolio, respectively. At June 30, 2008, the separate accounts of OM Financial Life Company, a wholly owned subsidiary of OMUSH, owns 1%, 1% and 7% of the VA Conservative Portfolio, VA Balanced Portfolio and the VA Moderate Growth Portfolio, respectively.

Expense Limitation Agreement — In the interest of limiting expenses of the Portfolios, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Portfolios through April 30, 2009, to the extent necessary to limit the total annual expenses (including acquired (underlying) fund fees and expenses) to a specified percentage of the Portfolios' average daily net assets as follows:

	Class	Limit
Old Mutual VA Asset Allocation Conservative Portfolio	Initial Class	1.00%
	Service Class	1.25%
Old Mutual VA Asset Allocation Balanced Portfolio	Initial Class	1.05%
	Service Class	1.30%
Old Mutual VA Asset Allocation Moderate Growth Portfolio	Initial Class	1.05%
	Service Class	1.30%

The Adviser may seek reimbursement for Management Fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by the Portfolios of the Management Fees waived and other expenses paid by the Adviser pursuant to the applicable Expense Limitation Agreement may be made at a later date when a Portfolio has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Portfolio to exceed the expense limitation in effect at the time the expenses were reimbursed.

At June 30, 2008, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2010	Expires 2011	Total
Old Mutual VA Asset Allocation Conservative Portfolio	$158	$56	$214
Old Mutual VA Asset Allocation Balanced Portfolio	205	73	278
Old Mutual VA Asset Allocation Moderate Growth Portfolio	207	66	273

Sub-Advisory Agreements — The Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Portfolios, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion, and 0.03% for average daily net assets over $2 billion, or (ii) a minimum annual fee of $100,000.

The Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Portfolio in accordance with the Portfolio's investment objective, policies and limitations; (ii) provide supervision of each Portfolio's investments; and (iii) recommend the allocation of the assets of each Portfolio by specific investment style mandate.

Prior to April 7, 2008, the Portfolios were managed under a "fund of managers" structure. The following sub-advisory agreements, which were in effect under the "fund of managers" structure were terminated as of April 7, 2008.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, LLC ("Acadian"). Acadian is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement prior to April 7, 2008, Acadian was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Acadian, computed and paid monthly at an annual rate of 0.45%.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement prior to April 7, 2008, Analytic was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Analytic, computed and paid monthly at an annual rate of 0.35%.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement prior to April 7, 2008, Barrow Hanley was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Barrow Hanley, computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

NOTES TO FINANCIAL STATEMENTS — continued

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay LLC ("Clay Finlay"). Clay Finlay is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement prior to April 7, 2008, Clay Finlay was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the managed by Clay Finlay, computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement ("the Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement prior to April 7, 2008, Copper Rock was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Copper Rock, computed and paid monthly at an annual rate of 0.55%.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company LLC ("Dwight"). Dwight is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement prior to April 7, 2008, Dwight was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Dwight, computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement, (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, which is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement prior to April 7, 2008, Heitman was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of each Portfolio's average daily net assets so managed, computed and paid monthly at an annual rate of 0.40%.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement prior to April 7, 2008, Liberty Ridge was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Liberty Ridge, computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate, 0.35% for the U.S. Large Cap Blend mandate, 0.40% for the All Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate, 0.45% for the U.S. Mid Cap Growth mandate, 0.50% for the U.S. Small Cap Growth mandate and 0.50% for the U.S. Small Cap Blend mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, LLC ("Provident"). Provident is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement prior to April 7, 2008, Provident was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Provident, computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement prior to April 7, 2008, Rogge was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by Rogge, computed and paid monthly at an annual rate of 0.25%.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement prior to April 7, 2008, THB was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by THB, computed and paid monthly at an annual rate of 0.60% for the Small Cap Value mandate and 0.50% for the Mid Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Portfolios, and the Adviser entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement prior to April 7, 2008, TS&W was entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Portfolios managed by TS&W, computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Portfolio's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II, Old Mutual Funds III and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regards to the Portfolios, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Portfolio; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator, except those arising out of the Sub-Administrator's or it's delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or wilful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third part for special, indirect or consequential damages.

Distributor — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for servicing in such capacity, except as provided in separate Distribution and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 60 days written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for Service Class Shares pursuant to Rule 12b-1 under the 1940 Act to enable the Service Class Shares of each Portfolio to directly and indirectly bear certain expenses relating to the distribution of such shares. The Distribution Plan is a compensation plan, which means that it compensates the Distributor or third-party broker-dealer or other financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Service Class Shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of the Service Class Shares, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Service Class Shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Service Class Shares, as set forth in the then current Prospectus or Statement of Additional Information with respect to Service Class Shares and interest and other financing costs. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plan, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser, or Sub-Advisers may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust had a direct or indirect financial interest in the operation of the Distribution Plan or any related agreement.

NOTES TO FINANCIAL STATEMENTS — continued

Of the distribution fees the Distributor received for the six-month period ended June 30, 2008, it retained the following:

	Distribution Fees Service Class
Old Mutual VA Asset Allocation Conservative Portfolio	$ 192
Old Mutual VA Asset Allocation Balanced Portfolio	187
Old Mutual VA Asset Allocation Moderate Growth Portfolio	1,842

Transfer Agent — DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Portfolios. From time to time, the Portfolios may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Portfolios to persons who beneficially own interests in the Portfolios.

Custodian — The Bank of New York Mellon serves as the custodian for the Portfolios.

Officers and Trustees of the Portfolios who are or were officers of the Adviser, Administrator, Sub-Administrator and the Distributor received no compensation from the Portfolios.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Portfolios, for the six-month period ended June 30, 2008 were as follows:

	Purchases (000)*		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual VA Asset Allocation Conservative Portfolio	$162	$1,309	$193	$1,727
Old Mutual VA Asset Allocation Balanced Portfolio	87	1,610	99	2,114
Old Mutual VA Asset Allocation Moderate Growth Portfolio	196	2,385	191	4,541

* Excludes all investment transactions related to the restructuring of the Portfolios from a "fund of managers" structure to a "fund of funds" structure as described in Note 1.

5. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Portfolios invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Portfolio's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Portfolios' transactions in affiliated underlying funds during the six-month period ended June 30, 2008 follows:

Old Mutual VA Asset Allocation Conservative Portfolio

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 6/30/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 369,357	$ —	$ 4,081	$ 373,438	$ —	$ —
Old Mutual Analytic US Long/Short Fund	98,865	—	(3,507)	95,358	—	—
Old Mutual Barrow Hanley Core Bond Fund	1,422,924	—	(23,504)	1,399,420	11,313	—
Old Mutual Barrow Hanley Value Fund	147,866	—	(11,584)	136,282	1,367	—
Old Mutual Dwight High Yield Fund	385,753	—	293	386,046	8,016	—
Old Mutual Dwight Intermediate Fixed Income Fund	1,876,117	428,715	(15,517)	1,429,307	17,360	(2,578)
Old Mutual Focused Fund	93,084	—	(2,864)	90,220	—	—
Old Mutual International Bond Fund	520,184	7,445	(21,214)	491,580	3,288	55
Old Mutual International Equity Fund	355,884	—	(12,741)	343,143	—	—
Old Mutual Mid-Cap Fund	40,937	—	(2,618)	38,319	—	—
Old Mutual Provident Mid-Cap Growth Fund	134,276	17,016	4,622	121,415	—	(467)
Old Mutual TS&W Mid-Cap Value Fund	396,985	—	13,218	410,203	—	—
Totals	$5,842,232	$453,176	$(71,335)	$5,314,731	$41,344	$(2,990)

Old Mutual VA Asset Allocation Balanced Portfolio

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 6/30/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 547,688	$ —	$ 6,052	$ 553,740	$ —	$ —
Old Mutual Analytic US Long/Short Fund	230,402	3,109	(8,061)	219,152	—	(80)
Old Mutual Barrow Hanley Core Bond Fund	797,645	—	(12,805)	784,840	6,399	—
Old Mutual Barrow Hanley Value Fund	343,119	—	(27,866)	315,253	3,163	—
Old Mutual Clay Finlay Emerging Markets Fund	232,588	9,326	(5,845)	217,515	—	98
Old Mutual Developing Growth Fund	143,137	3,109	(652)	139,260	—	(116)
Old Mutual Discover Value Fund	230,200	2,073	(12,002)	216,038	—	(87)
Old Mutual Dwight High Yield Fund	215,593	—	164	215,757	4,480	—
Old Mutual Dwight Intermediate Fixed Income Fund	970,569	317,617	(6,985)	643,685	8,578	(2,282)
Old Mutual Focused Fund	205,902	4,145	(7,566)	194,020	—	(171)
Old Mutual Heitman REIT Fund	53,969	—	(5,619)	48,350	247	—
Old Mutual International Bond Fund	309,830	4,663	(12,626)	292,575	1,937	34
Old Mutual International Equity Fund	654,503	3,627	(23,300)	627,504	—	(72)
Old Mutual Mid-Cap Fund	102,206	4,145	(6,260)	91,644	—	(157)
Old Mutual Provident Mid-Cap Growth Fund	155,413	—	6,150	161,563	—	—
Old Mutual TS&W Mid-Cap Value Fund	447,055	—	14,885	461,940	—	—
Totals	**$5,639,819**	**$ 351,814**	**$(102,336)**	**$5,182,836**	**$24,804**	**$ (2,833)**

Old Mutual VA Asset Allocation Moderate Growth Portfolio

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Value at 6/30/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 976,234	$ 91,368	$ 9,758	$ 892,875	$ —	$ (1,749)
Old Mutual Analytic US Long/Short Fund	502,576	127,915	(16,877)	354,487	—	(3,297)
Old Mutual Barrow Hanley Core Bond Fund	497,271	—	(10,668)	486,603	4,717	—
Old Mutual Barrow Hanley Value Fund	571,802	73,094	(40,870)	455,643	4,572	(2,195)
Old Mutual Clay Finlay Emerging Markets Fund	293,989	127,915	(4,381)	163,034	—	1,341
Old Mutual Developing Growth Fund	322,553	91,368	(1,061)	226,719	—	(3,405)
Old Mutual Discover Value Fund	330,057	—	(17,371)	312,686	—	—
Old Mutual Dwight Intermediate Fixed Income Fund	834,992	598,208	(2,542)	234,094	3,263	(148)
Old Mutual Focused Fund	228,028	—	(7,015)	221,013	—	—
Old Mutual Heitman REIT Fund	289,162	73,094	(22,139)	190,498	974	(3,431)
Old Mutual International Bond Fund	252,060	127,915	(5,173)	119,911	868	939
Old Mutual International Equity Fund	1,252,174	201,009	(37,490)	1,009,671	—	(4,004)
Old Mutual Mid-Cap Fund	145,002	36,547	(6,847)	100,227	—	(1,381)
Old Mutual Provident Mid-Cap Growth Fund	285,835	109,642	6,853	180,034	—	(3,012)
Old Mutual TS&W Mid-Cap Value Fund	860,077	369,283	16,521	512,716	—	5,401
Totals	**$7,641,812**	**$2,027,358**	**$(139,302)**	**$5,460,211**	**$14,394**	**$(14,941)**

6. Federal Tax Information

Each Portfolio has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Portfolios adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* on June 29, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Portfolio's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical

NOTES TO FINANCIAL STATEMENTS — concluded

merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Portfolios recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations.

FIN 48 requires management of the Portfolios to analyze all open tax years, fiscal years 2004-2007 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended June 30, 2008, the Portfolios did not have a liability for any unrecognized tax benefits. The Portfolios have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of December 31, 2007, primary attributable to reclassification of capital gain distributions on Real Estate Investment Trust Securities and foreign currency translation were reclassified to the following accounts.

	Decrease Undistributed Net Investment Income (000)	Increase Accumulated Net Realized Gain/(Loss) (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$(53)	$53
Old Mutual VA Asset Allocation Balanced Portfolio	(32)	32
Old Mutual VA Asset Allocation Moderate Growth Portfolio	(9)	9

The tax character of dividends and distributions declared during the year ended December 31, 2007 were as follows:

	Ordinary Income (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$125
Old Mutual VA Asset Allocation Balanced Portfolio	111
Old Mutual VA Asset Allocation Moderate Growth Portfolio	119

As of December 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gain (000)	Unrealized Appreciation/ (Depreciation) (000)	Post October Losses (000)	Total (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$10	$—	$219	$ (6)	$223
Old Mutual VA Asset Allocation Balanced Portfolio	15	2	298	(4)	311
Old Mutual VA Asset Allocation Moderate Growth Portfolio	2	—	317	(12)	307

Post-October losses represent losses realized on investment transactions from November 1, 2007 through December 31, 2007 that in accordance with federal income tax regulations the Portfolios may elect to defer and treat as having arisen in the following fiscal year.

Amounts designated as "—" are either $0 or have been rounded to $0.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Portfolio at June 30, 2008 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Depreciation (000)
Old Mutual VA Asset Allocation Conservative Portfolio	$5,442	$24	$ (95)	$ (71)
Old Mutual VA Asset Allocation Balanced Portfolio	5,357	28	(130)	(102)
Old Mutual VA Asset Allocation Moderate Growth Portfolio	5,659	34	(173)	(139)

7. FOREIGN HOLDINGS RISK

Prior to April 7, 2008, each Portfolio may have invested directly in foreign securities and under the "fund of fund" structure, certain underlying funds may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Portfolio's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of the Trust, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for purposes of this Note 7, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their net assets.

The Portfolios had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended June 30, 2008.

9. NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 161, *"Disclosures about Derivative Instruments and Hedging Activities"*. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about a Portfolio's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Portfolio's financial statement disclosures.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888.772.2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Portfolios voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008 will be available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

PORTFOLIO EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — June 30, 2008

Example. As a shareholder of a Portfolio you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs. Portfolio-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Portfolios and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2008.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. The Example does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs nor do they reflect any additional charges that may be imposed under variable annuity contracts or variable life insurance policies. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 1/1/08	Ending Account Value 6/30/08	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual VA Asset Allocation Conservative Portfolio — Initial Class				
Actual Fund Return	$1,000.00	$ 983.70	0.64%	$3.16
Hypothetical 5% Return	1,000.00	1,021.68	0.64	3.22
Old Mutual VA Asset Allocation Conservative Portfolio — Service Class				
Actual Fund Return	1,000.00	982.70	0.89	4.39
Hypothetical 5% Return	1,000.00	1,024.82	0.89	4.48
Old Mutual VA Asset Allocation Balanced Portfolio — Initial Class				
Actual Fund Return	1,000.00	939.70	0.62	2.99
Hypothetical 5% Return	1,000.00	1,021.78	0.62	3.12
Old Mutual VA Asset Allocation Balanced Portfolio — Service Class				
Actual Fund Return	1,000.00	938.50	0.86	4.15
Hypothetical 5% Return	1,000.00	1,024.82	0.86	4.33
Old Mutual VA Asset Allocation Moderate Growth Portfolio — Initial Class				
Actual Fund Return	1,000.00	919.00	0.59	2.82
Hypothetical 5% Return	1,000.00	1,021.93	0.59	2.97
Old Mutual VA Asset Allocation Moderate Growth Portfolio — Service Class				
Actual Fund Return	1,000.00	917.80	1.08	5.15
Hypothetical 5% Return	1,000.00	1,024.81	1.08	5.44

* Expenses are equal to the Portfolio's annualized expense ratio multiplied by the average account value over the period, multiplied by 182/366 days (to reflect the one-half year period).

FOR MORE INFORMATION

For investors who want more information about the Old Mutual Funds I-VA Portfolios, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds I – VA Portfolios
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I–VA Portfolio shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of the Old Mutual Funds I–VA Portfolios, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-344 08/2008